FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For March 1, 2007
Commission File Number 0-50822

NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X                           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSXV: NWT; OTCBB: NWTMF) is pleased to announce initial assay results from rock samples collected during a first-pass reconnaissance program on its 100%-owned uranium properties in Niger. The results confirm uranium mineralization associated with several of the anomalies identified during an earlier airborne survey.

‘‘We are extremely excited that ongoing exploration work has confirmed the presence of uranium on our Niger properties,’’ said Marek J. Kreczmer, President and CEO of Northwestern. ‘‘These initial rock sample results further validate our belief that In Gall and Irhazer host the structures and sedimentary units that commonly host uranium deposits in Niger. We look forward to commencing a drill program in the spring to further test these and other targets.’’

Initial Results

Assay results from 61 surface grab samples, collected during a brief reconnaissance exploration of airborne anomalies, reveal uranium values of almost 0.1% U3O8 (AZX_100). Details of the 13 assays that returned values above 0.03% U3O8 are provided in the table below.

‘‘These uranium values are significant because surface assay levels can be impacted by weathering oxidation in desert environments, which can cause surface uranium depletion. As such, the extent of the uranium grades on our properties has yet to be fully revealed,’’ adds Mr. Kreczmer.

Producing mines and deposits in Niger typically grade from 0.1% to 0.42% U3O8, with the highest grades being mined at greater depths.

Sample_ID	Scintillometer Intensity (cps)	Uranium (U_IMS40B) (ppm)	U3O8 (ppm)	U3O8 (%)
AZX_100	3600	760	904.8	0.090
INX_011	4080	690	821.4	0.082
AZX_101	2300	690	821.4	0.082
AZX_105	5200	650	773.8	0.077
INX_010	4080	640	761.9	0.076
INX_007	1800	450	535.7	0.054
INX_017	1500	360	428.6	0.043
INX_014	2020	320	381.0	0.038
INX_003	2600	300	357.1	0.036
INX_005	2200	300	357.1	0.036
CNX005	2100	300	357.1	0.036
AZX_205	2375	290	345.2	0.035
INX_013	1400	270	321.4	0.032

RSG Global is currently conducting a systematic evaluation of 17 top-ranked near-surface uranium anomalies, which are on trend with known uranium deposits and occurrences. Areas are being evaluated in order of priority, with revisions made in the field based on results of the reconnaissance program. Rock samples were collected during a first-pass reconnaissance program, which was initiated in November 2006. Additional results from ongoing exploration work will be announced as they are received.

Uranium Deposits in Niger

According to the World Nuclear Association, Niger is one of the world’s top uranium producers with all of its uranium currently being produced from two mines that are operated by Areva (Cogema). The Somaïr mine in Arlit and Cominak in Akouta together produced 3,093 metric tonnes of uranium in 2005, accounting for almost 10% of annual global production. Somaïr is an open pit mine that, since 1971, has produced more than 40,000 metric tonnes of uranium at an average assay of 2 kg of uranium oxide per ton of ore, (approximately 0.2% U3O8). Cominak has produced over 48,000 metric tonnes from underground mines, with the average grade ranging from 4.5 to 5 kg of uranium oxide per metric ton of ore (approximately 0.45-0.5% U3O8).

Located within the same stratigraphy as Somair and Cominak, Northwestern’s Irhazer and In Gall concessions were selected for their favorable geology and exploration potential. Each concession is 494,000 acres (200,000 hectares) in size, representing a total land position of 988,000 acres (400,000 hectares).

Quality Assurance

Fieldwork in Niger is being conducted under the supervision of Abdelkarim Aksar, P.Geo., Northwestern’s Niger Project Manager. Laboratory analysis was conducted by SGS Lakefield based out of South Africa by Aqua Regia Digest followed by ICP-OES.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By: /s/ Marek Kreczmer Marek Kreczmer President and CEO

Date: March 1, 2007